Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

GLAUKOS CORPORATION
a Delaware corporation

Glaukos Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

The amendments to this Corporation’s Restated Certificate of Incorporation, set forth in the following resolutions, were approved and duly adopted by this Corporation’s Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and were duly adopted by written consent of stockholders in accordance with Section 228 of the DGCL:

“RESOLVED, FURTHER, that the second paragraph of Article IV of the existing Restated Certificate of Incorporation of this Corporation be amended to add thereto the following:

“Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Restated Certificate of Incorporation of this Corporation pursuant to the Delaware General Corporation Law:

(i) each two and one-half (2.5) shares of Common Stock, either issued and outstanding or held by this Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock;

(ii) each two and one-half (2.5) shares of Series A Preferred Stock, either issued and outstanding or held by this Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Series A Preferred Stock;

(iii) each two and one-half (2.5) shares of Series B Preferred Stock, either issued and outstanding or held by this Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Series B Preferred Stock;

(iv) each two and one-half (2.5) shares of Series C Preferred Stock, either issued and outstanding or held by this Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Series C Preferred Stock;

(v) each two and one-half (2.5) shares of Series D Preferred Stock, either issued and outstanding or held by this Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Series D Preferred Stock;

(vi) each two and one-half (2.5) shares of Series E Preferred Stock, either issued and outstanding or held by this Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Series E Preferred Stock; and

(vii) each two and one-half (2.5) shares of Series F Preferred Stock, either issued and outstanding or held by this Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Series F Preferred Stock;

((i)-(vii), collectively, the “Reverse Stock Split”). The Reverse Stock Split shall be effected for each class or series of Preferred Stock such that any fractional shares of Common Stock or any series of Preferred Stock, as applicable, resulting from the Reverse Stock Split and held by a single record holder shall be aggregated by class or series, as applicable.  No fractional shares of Common Stock or any series of Preferred Stock shall be issued upon or as a result of the Reverse Stock Split.  In lieu of any fractional shares to which the holder would otherwise be entitled as a result of the Reverse Stock Split, the Corporation shall pay an amount of cash (without interest) equal to the product of (i) the fractional share of Common Stock or such Series of Preferred Stock, as applicable, to which the holder would otherwise be entitled multiplied by (ii) the fair market value per share thereof as of the Effective Time (after giving effect to the foregoing Reverse Stock Split), as determined in good faith by the Board of Directors of the Corporation, rounded up to the nearest whole cent.  The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock or series of Preferred Stock, as applicable, are surrendered to the Corporation or its transfer agent. Each certificate that immediately prior to the Effective Time represented shares of Common Stock or any series of Preferred Stock, as applicable (“Old Certificates”), shall thereafter be deemed to represent that number of shares of Common Stock or shares of Preferred Stock, as applicable, into which the shares of Common Stock or such series of Preferred Stock, as applicable, represented by the Old Certificate shall have been combined.

The par value of each share of capital stock following the Reverse Stock Split shall be as stated above in this Article IV. All of the share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock, as applicable, set forth herein shall be adjusted to give effect to the Reverse Stock Split. For clarity, each applicable Original Purchase Price and Conversion Price shall be adjusted to give effect to the Reverse Stock Split and any provisions set forth herein that could be read so as to result in a duplicative adjustment as a result of the Reverse Stock Split shall be interpreted such that each such share amount, amounts per share and per share number is only adjusted a single time to give effect to the Reverse Stock Split.””

“RESOLVED, FURTHER, that Section 7(a)(vii) of Article IV of the existing Restated Certificate of Incorporation of this Corporation shall be amended to read in its entirety as follows:

“(vii)  “Qualified Public Offering” means a firmly underwritten initial public offering of the Corporation’s Common Stock on a Form S-1 Registration Statement, or any similar form of registration statement, adopted by the Securities and Exchange Commission (the “Commission”) from and after the date hereof, filed with the Commission under the Securities Act of 1933, as amended, with respect to which the Corporation receives gross proceeds of at least $50,000,000 (prior to underwriters’ discounts and expenses relating to such public offering, including without limitation, fees of the Corporation’s counsel).”“

IN WITNESS WHEREOF, Glaukos Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 11th day of June, 2015.

GLAUKOS CORPORATION

By:	/s/ Thomas W. Burns
Thomas W. Burns,
President and Chief Executive Officer